The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.6997 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T 307.856.4748 F 307.857.0319
sra@wyoming.com

May 5, 2006

Fax 202.772.9369
Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Re: U.S. Energy Corp.
Preliminary Proxy Statement
Supplemental Information

Attn: Mellissa Duru

Dear Ms. Duru:

Further to my discussions with you as securities counsel to U.S. Energy Corp. regarding the oral comment on the registrant’s preliminary proxy statement, attached is revised disclosure for Proposal 3 (to lift Nasdaq’s 20% limit on new share issuance). Changes are red lined. Please let me know if the revisions are responsive to the comment. This letter and the changed pages will be filed on Edgar as correspondence immediately.

You will note that there also is (new) disclosure of the termination of the original SEDA with Cornell, and the entering into of a new SEDA. The new SEDA will have a ‘price floor,’ as disclosed in the attached pages. This new SEDA will be signed today and a Form 8-K filed for the event on either Monday or Tuesday, May 8, 2006. We understand that your review will not address the new financing terms with Cornell.

The registrant still hopes to meet the mailing deadline (Tuesday afternoon, May 9) for its June 23, 2006 shareholder meeting. If you can give me a response on Monday to the changes for your comment, we will file the Form 8-K and the definitive proxy statement, on Monday or Tuesday. This procedure will ensure that the definitive proxy statement’s disclosures about the SEDA, and the new SEDA are consistent.

Yours Sincerely,

/s/Stephen E. Rounds

SER/sra
Enc.
cc: U.S. Energy Corp.

Proposal 3: Approval of the Future Issuance of Shares to Cornell Capital Partners, LP. to Comply with Nasdaq Marketplace Rule 4350(i)(1)(D).

General

On May 5, 2006, we signed a Standby Equity Distribution Agreement with Cornell Capital Partners, LP (”Cornell”), under which Cornell has committed to provide up to $50 million of equity financing to U.S. Energy Corp. over 36 months. We had signed a previous Standby Equity Distribution Agreement with Cornell on April 11, 2006. That agreement was terminated by agreement with Cornell, and a new Standby Equity Distribution Agreement (the “SEDA”) was signed with Cornell on May 5, 2006, which also provides a $50 million equity financing.  All references to SEDA in the following discussion mean the SEDA signed on May 5, 2006.

Each advance under the SEDA will have a maximum amount of $5 million, and there must be at least five trading days between each advance. Access to the SEDA financing is subject to the company having an effective re-sale registration statement on file with the SEC for the securities underlying the SEDA.

Each advance under the SEDA will be a sale by us to Cornell of newly-issued shares of common stock. Subject to a re-sale registration statement being in effect, we will determine whether and when to request an advance, and the amount of the advance (subject to the $5 million maximum). The number of shares (the “SEDA shares”) to be sold to Cornell will be determined by dividing the advance amount by 98% of the market price for our stock. Market price is defined in the SEDA as the lowest daily volume weighted average price (“VWAP”) of our common stock during the five trading days (the “pricing period”) immediately following the date we send an advance notice to Cornell.

The SEDA gives the Company a floor price below which we can’t sell stock to Cornell: The “market price” cannot be less than 95% of the VWAP price (defined in the SEDA as the “minimum acceptable price”) on the trading day before we send an advance notice to Cornell. If, during the pricing period, the market price is less than the minimum acceptable price, then the amount of the advance will be reduced 20% for each day in the pricing period when the minimum acceptable price is less than the market price during the pricing period. We also will pay Cornell a cash fee equal to 2% of each advance we receive, plus $500, for each advance under the SEDA.

On signing of the SEDA, we paid Cornell $20,000 for a structuring and due diligence fee, and issued to Cornell (i) 68,531 shares of restricted common stock (the “investor shares”); and (ii) a three year warrant (the “initial warrant”) to purchase 100,000 shares of restricted common stock at $7.15 per share (the “initial warrant shares”). If the closing bid price for our stock exceeds 150% of the exercise price of the applicable exercise price in a ten consecutive trading day period, the warrant will expire 20 trading days later unless exercised (but will not expire to the extent not exercised, if the closing bid price should be equal to or lower than $7.15 during the 20 day period). This kind of provision is often referred to as “forced exercise.”

In addition, each time we take advances aggregating $5 million under the SEDA, we will issue a “milestone warrant” to Cornell, to purchase 100,000 shares at the average VWAP for our stock for the ten trading days immediately preceding the date of the $5 million advance (or the last advance which brings the aggregate to $5 million). Like the initial warrant, the milestone warrants will have a forced exercise provision.

We engaged Newbridge Securities Corporation, a registered broker-dealer, to act as our placement agent in connection with the SEDA. We have issued 1,399 restricted shares of common stock (the “Newbridge shares”) to Newbridge as compensation for services.

By a registration rights agreement with Cornell, we have agreed to file with the SEC a registration statement covering public resale of the SEDA shares to be sold to Cornell, the investor shares, the Newbridge shares, and the initial warrant shares. If we issue milestone warrants to Cornell, we will file additional registration statements to cover resale of shares issued on exercise thereof. No registration statements have been filed as of May 5, 2006.

The Nasdaq Official Closing Price for our common stock on April 19, 2006 was $7.02; the price on the record date (April 25, 2006) was $6.96.

Whether and to what extent the SEDA financing will be used cannot be predicted. On hand at December 31, 2006 are substantial cash (and investments, for example, the Enterra Trust Units which we will receive on June 1, 2006) for continued exploration and development work on our uranium and molybdenum properties. Management continues to seek industry partners and/or direct investment by industry partners or institutional investors for the joint venture development of the properties. We also might sell some of the properties outright.

In the meantime, we signed the SEDA to have back up financing available, if needed, for possible substantial capital and exploration/development expenditures, as well as for general and administrative expenses. SEDA financing also might be used for business acquisitions or other purposes in the future. However, we have not yet identified any specific application of SEDA financing. The company’s board of directors believes that the effective 4% cost of funds under the SEDA is very competitive in the equity capital markets.

While Cornell will have the right to sell shares in the market as soon as we submit an advance request to Cornell, Cornell may or may not do so. If it does not, Cornell will have the right to sell, or keep, the SEDA shares, like any other investor, based on its assessment of the company’s financial condition, current business, and its position in the minerals sector.

Why We Need Shareholder Approval

The Company is authorized under Wyoming law to issue an unlimited number of shares of common stock. However, the company’s common stock is traded on the Nasdaq Capital Market (“Nasdaq”). Therefore, we are subject to the NASD’s Nasdaq Marketplace Rules of the Nasdaq Stock Market. Unless shareholder approval is obtained, under Nasdaq Marketplace Rule 4350(i)(1)(D) - the “20% rule” - we would not be allowed to issue more than an additional 20% of stock to Cornell (based on the 19,605,360 shares outstanding on April 14, 2006): 4,021,072 shares (3,921,072 SEDA shares and 100,000 initial warrant shares). This base number of available SEDA shares will decrease as milestone warrants are issued to Cornell.

Shareholder approval is not required for the Company to issue fewer than 3,921,072 SEDA shares. In addition, shareholder approval is not required for future issuances of common stock in transactions outside the SEDA, so long as the 20% rule (as applied to each such transaction or set of related transactions) would not be exceeded.

We need shareholder approval to issue more than 3,921,072 SEDA shares (20% of the shares outstanding at April 14, 2006), because only if the stock price exceeds $17.74 would the company be able to raise $50 million by the SEDA (2,818,072 SEDA shares, and ten milestone warrants for a total of 1,000,000 milestone warrant shares). Without shareholder approval, if the stock price were $5.85, we would be able to raise only $20 million by the SEDA (3,418,072 SEDA shares, and four milestone warrants for a total of 400,000 milestone warrant shares). The funding available under the SEDA without shareholder approval to exceed the 20% ceiling would be proportionately lower if the stock price were below $5.85.

The 20% Rule

Under the 20% rule, companies whose securities are traded on Nasdaq must obtain shareholder approval to issue common stock in a private offering (or in a series of related offerings) at a price less than the greater of the book or market value per share of the stock, if the issuance amounts to 20% or more of the common stock or 20% or more of the voting power of a company outstanding before the issuance. The SEDA shares and the initial warrant shares (and any milestone warrant shares) will be issued in private offerings, notwithstanding a registration statement being on file to cover resale of the shares.

Because the SEDA shares will be issued at a price equal to 98% of (a 2% discount to) the VWAP, and Cornell will retain 2% of each advance, the SEDA shares will be issued at a price below market value. The investor shares issued to Cornell and the Newbridge shares issued to Newbridge Securities Corporation were issued at a price above the market on April 11, 2006. The exercise price for the initial warrants issued to Cornell is above the market on April 11, 2006, but upon issuance, the exercise price for the initial warrant shares may be higher or lower than the market price. Last, the exercise price for the milestone warrants may be lower or higher than the market price on the date they are issued; in either event, their exercise price may be lower than market price when the milestone warrant shares are issued.

Therefore, the 20% rule applies only to (i) more than 3,921,072 SEDA shares; (ii) the 100,000 initial warrant shares; and (iii) and the milestone warrant shares (1,000,000 shares if five of these warrants are issued in connection with $50 million of SEDA funding).

If approved, this proposal will satisfy the requirements to issue more shares under the 20% rule, in connection with the securities to be issued to Cornell.

Impact if Shareholder Approval is Not Obtained

If the shareholders do not approve this proposal, and we are not successful in obtaining joint venture industry partner (or institutional) funding for exploration and development of our mineral properties during the current favorable commodity price environment, we may have to defer that work until alternative financing can be obtained. There is no assurance we would be able to obtain that financing on terms as favorable as available under the SEDA, or, it may be available, but not in time to take advantage of the favorable commodities price environment. For example, if the shareholders do not approve this proposal, then, at a market price of $6.50 per share, the Company would be able to access approximately $25 million through the SEDA. To raise more capital through the SEDA, we would have to seek shareholder permission to exceed the 20% share ceiling. See “The Right You Will Lose If This Proposal Is Approved” below.

Factors Affecting Current Stockholders

While the Board of Directors has unanimously approved the issuance of more than 3,921,072 SEDA Shares, and all the initial warrant shares, and all the shares which may become issuable on future milestone warrants, and has determined that these transactions are in the best interests of all shareholders, you should consider the following in deciding whether to vote for, or against, this proposal.

Effect of Issuing Shares Below Market Price. The issuance of any of the SEDA Shares (and the initial warrant shares and the milestone warrant shares) below market price may have a depressive effect on the market price by increasing the amount of shares of common stock outstanding. Declining market prices could encourage short sales, which could create more downward pressure.

Issuance of the SEDA shares and warrant shares would significantly dilute the ownership interests and proportionate voting power of current shareholders. For example, a $30,000,000 SEDA financing at a VWAP share price of $6.00 would (using the 19,605,360 shares outstanding at April 14, 2006) result in 25,305,360 shares outstanding (including the 100,000 initial warrant shares and 600,000 initial warrant shares), or a dilution of 29%.

Significant Shareholder Voting Rights. Cornell may at any one time own up to (but not more than) 9.9% of the company’s common stock (including SEDA shares and shares issuable under the initial warrant and the milestone warrants). As a result, Cornell may have sufficient voting power to affect the outcome of future matters put to the shareholders for voting (for examples, the election of directors and the approval of a merger or sale of all or substantially all of the company’s assets).

The Right You Will Lose If This Proposal Is Approved If the shareholders approve this proposal, the Company would be able to sell as many shares to Cornell, through the SEDA, as the board of directors believes is appropriate to raise capital. The shareholders would not have the right to vote on any of the uses of such capital, and the Company would be able to move quickly if business opportunities should arise to deploy up to $50 million of capital.

If the shareholders do not approve this proposal, the Company would be able to sell up 3,921,072 shares (based on the number of shares outstanding at April 14, 2006) to raise approximately $25 million (using a share price of $6.50). The amount of capital available in this scenario would be reduced to the extent the share price is less than $6.50.

In the event the board of directors determines that the Company should raise more capital, but the shareholders have not approved this proposal at the 2006 annual meeting, we again would have to solicit shareholder approval to exceed the 20% ceiling. Under the Federal securities laws, if the Company then has a specific use for the capital to be available through the SEDA, we would have to provide to the shareholders detailed information, in the proxy statement, about the use of proceeds.

For examples, if the Company would use the proceeds to acquire a business or a set of mineral properties, or build or refurbish a mineral processing mill, the proxy statement sent to shareholders would have to describe the business (with its financial statements if the acquisition would be material in relation to the Company’s assets at the time), our reasons for the acquisition, competition in the business sector, and other information. If the proceeds would be applied to acquire more properties, geologic and other relevant information would have to be provided. Using capital to build or refurbish a mill would require appropriate similar detailed disclosures. It is possible a business opportunity could be lost (an acquisition would not wait, or commodity prices change), because of the time it would take to prepare and mail the proxy statement to exceed the 20% ceiling, and convene a shareholder meeting.

Therefore, if this proposal is approved at the 2006 meeting, and if the Company decides to raise more than approximately $25 million through the SEDA (assuming a market price of about $6.50), shareholders would have lost the right to vote on further share issuances for which the Company has a specific application in mind.

No Dissenters’ Rights of Appraisal

Wyoming law does not provide for appraisal rights with respect to this proposal.

Vote Required

Under Nasdaq Marketplace Rule 4350(i)((3) and (2), the vote in favor of this proposal by the holders of at least a majority of the outstanding shares on the record date is required to approve the proposal. The 812,915 shares held by subsidiaries of the company are not allowed to vote on this proposal.